Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

		Nine Months Ended
		September 30,
(dollars in thousands)		2005		2004
Earnings:
1.	Income Before Income Taxes	$214,699		$198,566
2.	Plus: Fixed Charges Including Interest on Deposits	69,840		46,984
3.	Earnings Including Fixed Charges and Interest on Deposits	284,539		245,550
4.	Less: Interest on Deposits	40,947		26,750
5.	Earnings Excluding Interest on Deposits	$243,592		$218,800

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$69,840		$46,984
7.	Less: Interest on Deposits	40,947		26,750
8.	Fixed Charges Excluding Interest on Deposits	$28,893		$20,234

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		4.1	x	5.2	x
Excluding Interest on Deposits (Line 5 divided by Line 8)		8.4	x	10.8	x